LEVROS CPA ASSOCIATES, LLC CERTIFIED PUBLIC ACCOUNTANT

Vincent R. Levros
436 Cranston Street
Providence, Rhode Island 02907
E Mail: vlevros@urbanventuresri.com
Tel: (401) 780-8877
Tel: (401) 339-3839
Fax: (401) 369-9069

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of 25 Bough Street, Inc., which comprise the balance sheet as of inception (June 29th 2020), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review, in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Vincent Levros, CPA

August 18, 2020

25 BOUGH STREET, INC	
PUBLIC BENEFICT CORPORATION	
BALANCE SHEET	
JUNE 29,2020	
Assets	
Current Assets	
Cash & Cash Equivalents	$0.00
Account Receivable	0
Total Current Assets	$0.00
Long Term Assets	
Equipment	$0.00
Land	0
Buildings	0
TotalAssets	**$0.00**
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts Payable	$0.00
Notes Payable (<1 year)	0
Total Current Liabilities	$0.00
Long-Term Debt	$0.00
Total Liabilities	$0.00
Owner's Equity	$0.00
Retained Earnings	$0.00
Total Owner's Equity	$0.00
Total Liabilities and Equity	**$0.00**

25 BOUGH Street, Inc.
Notes to Financial Statements
June 29, 2020

Nature of Operations

25 Bough Street is a community organization established for the purpose of providing a support environment to positively shape and create a brighter future for youth, women and minorities through a variety of programs including academic enrichment, entrepreneurship, health and wellness et cetera.

These stated goals will be made possible through the acquisition and transformation of a 15,194 square foot building in the historic section of Olneyville, Providence, Rhode Island into a multi-purpose facility.

Summary of Significant Accounting Policies

Basis of Financial Presentations

The accompanying financial statements (Balance Sheet at inception date of June 29, 2020) have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reported period. Actual results could differ from those estimates.

Property & Equipment

Once acquired, property and equipment will be carried and stated at their depreciated cost and will include expenditures for improvements which substantially increase their useful life

Maintenance and repairs will be expensed as incurred.